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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                             V.I. TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   01/12/2004
             (Date of Event Which Required Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 917920 10 0                       13D                PAGE 2 OF 7 PAGES
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard A. Charpie
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]

         Not applicable                                            (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         Not applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                             [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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       NUMBER OF          7         SOLE VOTING POWER

        SHARES                      9,397,780 shares
                          ------------------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER

        OWNED BY                    1,500,000 shares
                          ------------------------------------------------------
          EACH            9         SOLE DISPOSITIVE POWER

       REPORTING                    94,644 shares
                          ------------------------------------------------------
         PERSON           10         SHARED DISPOSITIVE POWER

          WITH                       10,803,136 shares
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,897,780 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.6% *
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14       TYPE OF REPORTING PERSON

         IN, HC
--------------------------------------------------------------------------------

*Based on 40,905,495 shares outstanding as of November 1, 2003, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and
Exchange Commission on November 17, 2003.
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CUSIP NO. 917920 10 0                       13D                PAGE 3 OF 7 PAGES
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         This Amendment No. 1 to Schedule 13D (the "Amendment") amends the
Schedule 13D (the "Original Schedule 13D") filed on June 9, 2003 by Richard A. Charpie (the "reporting person"), relating to the Common Stock, $0.01 par value per share (the "common stock"), of V. I. Technologies, Inc. (the "Company"). The Company has its principal executive offices at 134 Coolidge Avenue, Watertown, MA 02472.

         Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by inserting the following paragraphs at the end of such item:

         Pursuant to an Agreement and Mutual Release entered into as of January 12, 2004 (the "Agreement and Mutual Release"), on January 15, 2004, Precision Pharma Services, Inc. transferred 4,382,353 shares of the Company's common stock to the Company, along with a cash payment, in consideration for a release by the Company of certain future payment obligations of Precision Pharma Services, Inc. totaling $5,440,825.00. A copy of the Agreement and Mutual Release is attached hereto as Exhibit F.

         The reporting person is the Managing Partner of AMP-94 MCLP LLP, which is the General Partner of AMP-94 Management Company Limited Partnership, which is the General Partner of Ampersand 1994 Limited Partnership and Ampersand 1994 Companion Fund Limited Partnership. In anticipation of the expiration of its ten year term, Ampersand 1994 Limited Partnership distributed 331,487 shares of the Company's common stock in a pro rata distribution to its partners on January 13, 2004. In anticipation of the expiration of its ten year term, Ampersand 1994 Companion Fund Limited Partnership distributed 142,065 shares of the Company's common stock in a pro rata distribution to its partners on January 13, 2004. The reporting person received 17,347 shares from these distributions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

         (a) Aggregate number and percentage of class beneficially owned:

         The reporting person incorporates herein by reference his responses to
(11) and (13) on the cover page of this Amendment.

         The reporting person owns 83,302 shares in his individual capacity.

         The reporting person may be attributed with beneficial ownership of 6,963,020 shares held by Ampersand 1995 Limited Partnership; 109,233 shares held by Ampersand 1995 Companion Fund Limited Partnership; 2,161,765 shares held by Ampersand 1999 Limited Partnership; 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership; 11,342 shares held by Ampersand Venture Management Trust (as successor to Ampersand Venture Management LLC); and 1,500,000 shares held by Precision Pharma Services, Inc.
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CUSIP NO. 917920 10 0                       13D                PAGE 4 OF 7 PAGES
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         The reporting person may be attributed with beneficial ownership of
25,000 shares (the "Option Shares") issuable upon exercise of options previously awarded to the reporting person under the Company's Directors' Stock Option Plans, all of which options the reporting person has assigned to one or more of Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion
Fund Limited Partnership.

         The reporting person is the Managing Partner of AMP-95 MCLP LLP, which is the General Partner of AMP-95 Management Company Limited Partnership, which is the General Partner of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership. The reporting person is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. The reporting person is the sole member of Ampersand Venture Management 2003 LLC, which is the sole owner of shares of beneficial interest of Ampersand Venture Management Trust. Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, Ampersand 2001 Limited Partnership and Ampersand 2001 Companion Fund Limited Partnership collectively own a controlling equity interest in Precision Pharma Services, Inc. The reporting person is the Principal Managing Member of AMP-01 Management Company Limited Liability Company which is the General Partner of Ampersand 2001 Limited Partnership and Ampersand 2001 Companion Fund Limited Partnership.

         (b) Number of shares as to which such person has:

         (i) Power to vote:

         The reporting person has sole power to vote or direct the vote of all of the shares held by the reporting person directly or by Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership and Ampersand Venture Management Trust.

         The reporting person shares the power to vote or direct the vote of the shares held by Precision Pharma Services, Inc. with the Board of Directors and duly authorized executive officers of Precision Pharma Services, Inc.

         (ii) Power to Dispose:

         The reporting person has sole power to dispose or direct the disposition of the 83,302 shares which the reporting person owns in his individual capacity, and the 11,342 shares held by Ampersand Venture Management Trust.

         The reporting person shares the power to dispose or direct the disposition of the 6,963,020 shares held by Ampersand 1995 Limited Partnership and the 109,233 shares held by Ampersand 1995 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP.
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CUSIP NO. 917920 10 0                       13D                PAGE 5 OF 7 PAGES
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         The reporting person shares the power to dispose or direct the disposition of the 2,161,765 shares held by Ampersand 1999 Limited Partnership and the 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99
Management Company Limited Liability Company.

         The reporting person shares the power to dispose or direct the disposition of the 1,500,000 shares held by Precision Pharma Services, Inc. with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company and as Managing Members of AMP-01 Management Company Limited Liability Company, and Marc J. L. Dulude and Herbert H. Hooper, each in his capacity as a Managing Member of AMP-01 Management Company Limited Liability Company, and with the Board of Directors and duly authorized executive officers of Precision Pharma Services, Inc.

         The reporting person shares the power to dispose of or direct the disposition of the 25,000 Option Shares with some or all of Charles D. Yie, Stuart A. Auerbach and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP and as Managing Members of AMP-99 Management Company Limited Liability Company and with David J. Parker in his capacity as a Managing Member of AMP-99 Management Company Limited Liability Company.

         Each of the persons with whom the reporting person shares dispositive power over any securities beneficially owned by the reporting person disclaim beneficial ownership of such securities pursuant to Exchange Act Rule 13d-4.

         The Item 2 identifying information for Charles D. Yie, Stuart A. Auerbach, Peter D. Parker, David J. Parker, Marc J.L. Dulude and Herbert H. Hooper, with whom the reporting person shares dispositive power, is as follows:

         Names:  As set out above.

         Business Address of all such persons:

              c/o Ampersand Ventures
              55 William Street, Suite 240
              Wellesley, MA 02481-4003

         Principal Occupations: These persons are executives of Ampersand Venture Management Trust and/or related entities engaged in venture capital investing with a shared business address of 55 William Street, Suite 240, Wellesley, MA 02481-4003.

         None of these persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of these persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations
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CUSIP NO. 917920 10 0                       13D                PAGE 6 OF 7 PAGES
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         of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Citizenship:  All of these persons are U.S. citizens.

         (c) Transactions during the past 60 days.

         Other than pursuant to the transactions described in Item 4, the reporting person has not acquired or disposed of any shares of common stock of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by inserting the following text at the end of such item:

         The responses to Item 4 to this Amendment are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by the addition of the following:

Exhibit F: Agreement and Mutual Release
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CUSIP NO. 917920 10 0                       13D                PAGE 7 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2004                /s/ Richard A. Charpie
                                        ----------------------------------------
                                        Richard A. Charpie